SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO SHAREHOLDERS

Braskem S.A. (“Braskem” or the “Company”) hereby informs its shareholders that, on this date, it was notified by its shareholders Novonor S.A. – Under Judicial Reorganization (“Novonor”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) of the replacement of candidates comprising the slate of nominees indicated by such shareholders for the election of the Company’s Board of Directors at the upcoming Annual General Meeting to be held on April 29, 2026 (the “AGM”). Accordingly, the slate of candidates indicated by such shareholders for the election of the Board of Directors at the AGM shall now be composed of the following effectives and alternate members:

EFFECTIVE	ALTERNATES
MAGDA MARIA DE REGINA CHAMBRIARD	ANDRÉ DA COSTA SANTOS
HÉCTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
OLAVO BENTES DAVID	JULIO CEZAR JERONIMO DOS SANTOS
WILLIAM FRANÇA DA SILVA	EDMUNDO JOSÉ CORREIA AIRES
FERNANDO SABBI MELGAREJO	RODRIGO TIRADENTES MONTECCHIARI
PAULO ROBERTO BRITTO GUIMARÃES (Independent member)	ANDRÉA BARCELLOS DE ARAGÃO
MAURICIO DANTAS BEZERRA	-
LUCAS CIVE BARBOSA	-
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Independent member)	-
GESNER JOSÉ DE OLIVEIRA FILHO (Independent member)	-
HÉLIO BAPTISTA NOVAES	-

The Company was also informed of the nomination of Ms. Magda Maria de Regina Chambriard, indicated by Petrobras, for the position of Chairman of the Board of Directors, and of Mr. Héctor Nuñez, indicated by Novonor, for the position of Vice-Chairman of the Board of Directors, for resolution at the AGM.

The résumés and other information regarding the new candidates nominated for the slate, pursuant to CVM Resolution No. 81, are attached hereto as Annex I to this Notice to Shareholders. We further inform that the candidate Paulo Roberto Britto Guimarães was nominated as independent member and has previously declared that he meets the independence criteria set forth in Annex K to CVM Resolution No. 80. The characterization of the candidate’s independence shall be resolved at the AGM.

The Company’s Investor Relations Department remains available to provide any additional information or clarification that may be required on this matter.

São Paulo, April 28, 2026.

FELIPE MONTORO JENS
Chief Financial Officer and Investor Relations Officer
Braskem S.A.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70
NIRE: 29300006939
Publicly-Held Company

Information on the new candidates nominated by Petrobras, NSP Investimentos and Novonor to compose the slate for the Company’s Board of Directors, pursuant to Article 11, item I, of CVM Resolution No. 81

7.3/7.4 - Composition and Professional Experience of Management and the Fiscal Council

Name			Corporate Body		Position		Election Date	Assumption of Office
Magda Maria de Regina Chambriard			Board of Directors		Chairman of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of Office		Start Date of First Term	Elected by Controlling Shareholder	Passaport
Brazilian	673.612.937-00		2 years (AGM 2028)		29/04/2026	Yes	N/A
Birth date	Profession	Member of a Committee?	Name of the Committee	Position in the Committee	Election date at the Committee	Assumption of Office	Term of Office	Start Date of First Committee Term
30/06/1957	Civil Engineer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Ms. Magda Maria de Regina Chambriard is a candidate for full member of the Board of Directors, as nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras. Ms. Chambriard has served as Chief Executive Officer of Petrobras since June 2024. She began her career at Petrobras in 1980, working primarily in the Production area, where she accumulated extensive knowledge across all production activities in Brazil.

In 2002, she was seconded to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP) to serve as Advisor to the Exploration and Production Board, at a time when she worked as an E&P business consultant in Petrobras’s New E&P Business area. At ANP, shortly after assuming the advisory role, she also assumed responsibility for the Exploration Superintendency and Block Definition, in preparation for licensing rounds. She was responsible for implementing ANP’s Multi-Year Plan for Geology and Geophysics, which resulted in the collection of essential data for the success of licensing rounds in new frontier sedimentary basins.

She assumed a position as Director of ANP in 2008 and became Director-General in 2012, leading the creation of the Safety and Environment Superintendency and the Information Technology Superintendency, as well as overseeing regulatory studies and the drafting of contracts and bidding documents, including the technical studies that culminated in Brazil’s first pre-salt licensing round, in addition to traditional concession-based bidding rounds. She was responsible for the areas of Internal Audit, Ombudsman, Legal Affairs, Bidding Promotion, Supply, Oversight of Fuel Distribution and Retail, Human Resources, Administrative and Financial Affairs, and Government Relations, as well as activities related to the Exploration and Production segment.

Ms. Magda Chambriard holds a Master’s degree in Chemical Engineering from COPPE/UFRJ (1989) and a Bachelor’s degree in Civil Engineering from UFRJ (1979), with specializations in Reservoir Engineering and Formation Evaluation and Oil and Gas Production, from what is now known as Petrobras University. She has completed several professional development programs, in addition to oil and gas-related training, including courses in Management Development in Production Engineering, Negotiation of Exploration and Production Contracts, Qualification in Negotiation in the Oil Industry, Risk Management, Accounting, Management, Leadership, and Board of Directors Development.

Ms. Magda Maria de Regina Chambriard declares that she is a Politically Exposed Person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that she does not hold any position in a third-sector organization.

Criminal and Administrative Records:
The candidate declares that he has no: (a) criminal convictions; (b) administrative sanctions imposed by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Brazilian Superintendence of Private Insurance (SUSEP); and (c) final and unappealable judicial or administrative decisions that have suspended or disqualified him from engaging in any professional or commercial activity.
Name	Management body	Position currently held	Date of election	Date of taking office

Héctor Núñez			Board of Directors		Vice-Chairman of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of office		Start of 1st Term	Elected by the controlling shareholder?	Passport No.
American	249.498.638-94		2 years (until the 2028 AGM)		November 18, 2021	Yes	N/A
Date of birth	Profession	Committee member?	Committee Name	Committee Position	Committee Election Date	Date of Taking Office on the Committee	Term of Office of the Committee	Start Date of the 1st Term (Committee)
October 30, 1962	Business Administrator	Yes	Finance and Investments Committee	Member of the Committee (Effective)	May 08, 2024	May 08, 2024	2 years	December 08, 2021
Professional Experience:

Mr. Héctor Nuñez is a candidate for effective member and Vice-Chairman of the Board of Directors, nominated by the shareholder Novonor S.A. – em Recuperação Judicial, and, besides already being an effective member of the Company’s Board of Directors since 11/18/2021, also nominated by the shareholder Novonor, he was re-elected on 04/19/2022 and 04/29/2024. Upon nomination by the same shareholder, he was elected Chairman of the Company’s Board of Directors on 02/03/2025. Mr. Héctor Nuñez is a high-level executive, customer-focused, an international business strategist with more than 25 years of success managing growth, carrying out the reengineering of distressed operations, and launching startups throughout the United States and South America. He served as CEO of Ri Happy Brinquedos S.A. for 9 years, leading transactions for the acquisition of the largest specialized retailers in Brazil. He also served as CEO of Walmart Brazil, a subsidiary of Walmart Stores, Inc., and in several leadership positions at The Coca-Cola Company and companies within its group. From April 2021 to March 2022, he served as Chairman of the Board of Directors of Novonor, having assumed, in March 2022, the position of Chief Executive Officer. He served, from January 2011 to December 2021, as Independent Director of Vulcabrás, and from April 2017 to May 2022, as Chairman of the Board of Directors of Marisa S.A. He is also a member of the board of the NGO Amigos do Bem. Mr. Héctor Nuñez holds a bachelor’s degree and an MBA in Business Administration from Florida International University. Mr. Héctor Nuñez, declares that he is not a politically exposed person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third-sector organization.
Convictions:
The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding before the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in either the judicial or administrative sphere, that has suspended or disqualified her from engaging in any professional or commercial activity.

Name			Corporate Body		Position		Election Date	Assumption of Office
William França da Silva			Board of Directors		Effective member of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of Office		Start Date of First Term	Elected by Controlling Shareholder	Passaport
Brazilian	801.487.787-04		2 years (AGM 2028)		29/04/2026	Sim	N/A
Birth date	Profession	Member of a Committee?	Name of the Committee	Position in the Committee	Election date at the Committee	Assumption of Office	Term of Office	Start Date of First Committee Term
31/08/1960	Lawyer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. William França da Silva is a candidate for effective member of the Board of Directors, as nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras.

Mr. William França currently serves as Chairman of the Board of Directors of Petrobras Transporte S.A. – Transpetro and as a effective member of the Board of Directors of Refinaria de Petróleo Riograndense (RPR). He began his career at Petrobras in 1988, as a Process Engineer at the Duque de Caxias Refinery (REDUC/RJ). He later served as Asset Manager of the Guillermo Bell Refinery in Bolivia and as General Manager of the RPBC/SP, REGAP/MG, RLAM/BA and REDUC/RJ refineries. He also held the positions of Executive Manager and Director at Transpetro and Transpetro International.

Mr. William França holds a Bachelor’s degree in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) and a Law degree from the State University of Rio de Janeiro (UERJ). He also holds an MBA in Business Management from COPPEAD/UFRJ and has completed executive education in Strategic Management and Value Chain at INSEAD (France).

Mr. William França da Silva declares that he is a Politically Exposed Person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Criminal and Administrative Records:
The candidate declares that he has no: (a) criminal convictions; (b) administrative sanctions imposed by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Brazilian Superintendence of Private Insurance (SUSEP); and (c) final and unappealable judicial or administrative decisions that have suspended or disqualified him from engaging in any professional or commercial activity.

Name			Corporate Body		Position		Election Date	Assumption of Office
Fernando Sabbi Melgarejo			Board of Directors		Effective member of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of Office		Start Date of First Term	Elected by Controlling Shareholder	Passaport
Brazilian	533.650.110-72		2 years (AGM 2028)		29/04/2026	Sim	N/A
Birth date	Profession	Member of a Committee?	Name of the Committee	Position in the Committee	Election date at the Committee	Assumption of Office	Term of Office	Start Date of First Committee Term
11/02/1972	Economist	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Fernando Sabbi Melgarejo is a candidate for effective member of the Board of Directors, as nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras.

Mr. Fernando Melgarejo has more than 30 years of experience in the financial market. He currently serves as Chief Financial Officer of Petrobras and Chairman of the Board of Directors of Grupo Litel, and performs the role of Chief Financial Officer at Petrobras. He previously served as Executive Manager in the Finance and Investor Relations Division of Banco do Brasil, in the area of Financial Structuring and Analysis.

He was an effective Member of the Deliberative Council of Economus (2020–2022); an effective Member of the Board of Directors of Invepar (2022–2023); an effective Member of the Finance Committee of Cielo (2019–2022); an effective Member of the Finance Committee of Cateno (2016–2019); a Full Alternate Member of the Fiscal Council of the Brazilian Institute of Finance Executives – IBEF (2009–2011); and a Full Member of the Deliberative Council of Cassi (2008–2010), where he also served as a member of the Fiscal Council, Finance Committee and COAUD Committee.

Mr. Fernando Melgarejo holds a Bachelor’s degree in Economics from UNEB, a postgraduate degree in International Business from FGV, and a Master’s degree in Business Economics from the Catholic University of Brasília.

Mr. Fernando Sabbi Melgarejo declares that he is a Politically Exposed Person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Criminal and Administrative Records:
The candidate declares that he has no: (a) criminal convictions; (b) administrative sanctions imposed by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Brazilian Superintendence of Private Insurance (SUSEP); and (c) final and unappealable judicial or administrative decisions that have suspended or disqualified him from engaging in any professional or commercial activity.

Name		Corporate Body	Position		Election Date	Assumption of Office
Paulo Roberto Britto Guimarães		Board of Directors	Effective Independent member of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF	Term of Office	Start Date of First Term	Elected by Controlling Shareholder	Passaport
Brazilian	253.779.305-68	2 years (AGM 2028)	29/04/2024	Yes	N/A

Birth date	Profession	Member of a Committee?	Name of the Committee	Position in the Committee	Election date at the Committee	Assumption of Office	Term of Office	Start Date of First Committee Term
21/07/1960	Chemical Engineer	Yes	Strategy, Communications and ESG Committee	Effective Member	08/05/2024	08/05/2024	2 years	08/05/2024
Professional Experience:

Mr. Paulo Roberto Guimarães is a candidate for independent effective member of the Board of Directors, as nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras, and has also served as an effective member of the Company’s Board of Directors since April 29, 2024, likewise nominated by Petróleo Brasileiro S.A. – Petrobras.

He served as Superintendent for Investment Attraction and Economic Development Promotion of the State Secretariat of Industry, Commerce and Mining (SICM) from 2009 to 2014 and has served as Superintendent for Investment Attraction and Economic Development Promotion of the State Secretariat for Economic Development (SDE) of the State of Bahia since 2015. He acted as Interim Head of the Secretariat between April and May 2015, April and May 2018, and March and May 2022. He also participated in several international missions of the Government of the State of Bahia, many of which involved advising or representing the Governor of the State of Bahia (2010–2023).

Since April 2024, he has served as Chief Executive Officer of Bahiainveste – Empresa Baiana de Ativos. He previously held academic leadership positions at Universidade Salvador – UNIFACS, including Coordinator of the Chemical Engineering Program, Head of the Department of Engineering and Architecture, and Coordinator of the Master’s Program in Energy, where he also served as a tenured professor until 2017, researcher and permanent professor of the Master’s Program in Energy, adjunct professor of the Multi-Institutional Doctoral Program in Chemical Engineering (UFBA/UNIFACS), and professor in the undergraduate Chemical Engineering program.

Additionally, he served as Technical Coordinator of the Fuel Quality Monitoring Program (PMQC) of the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the State of Bahia until 2014, and as a full member of the Teaching, Research and Extension Council (CONSEPE) and the University Council (CONSUNI).

Mr. Guimarães served as Chairman of the Board of Directors of Empresa Baiana de Ativos S.A. – Bahiainveste from 2017 to 2024 and as an effective member of the Board of Directors of Companhia Baiana de Pesquisa Mineral – CBPM, of which he served as Chairman between April and July 2023. He also served as Chairman of the Fiscal Council of Empresa Baiana de Pesca – Bahia Pesca from 2015 to 2023, as a member of the Curatorial Board of FAPESB – Bahia Research Support Foundation in various terms, and as a member of the Regional Council of Chemistry of the State of Bahia (CRQ – 7th Region).

He has professional experience in Chemical Engineering and Energy, with emphasis on oil and petrochemicals, renewable energy, green hydrogen, energy transition, catalysis, thermodynamics, modeling and simulation, fuels, petroleum derivatives, and regulation of the oil industry, having coordinated and participated in several research and engineering projects funded by companies (Petrobras, Braskem, Ford, among others) and funding agencies (FAPESB, ANP, and MCT/CNPq/FINEP/CTPetro).

Mr. Paulo Roberto Guimarães holds a bachelor’s degree in chemical engineering from the Federal University of Bahia, a Master’s degree in Chemical Engineering from the State University of Campinas, and a PhD in Chemical Engineering from the University of Leeds, England.

Mr. Paulo Roberto Guimarães declares that he is a Politically Exposed Person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he holds a position in a third-sector organization.

Criminal and Administrative Records:
The candidate declares that he has no: (a) criminal convictions; (b) administrative sanctions imposed by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Brazilian Superintendence of Private Insurance (SUSEP); and (c) final and unappealable judicial or administrative decisions that have suspended or disqualified him from engaging in any professional or commercial activity.

Name			Management Body		Effective Position Held		Election Date	Date of Investiture
Hélio Baptista Novaes			Board of Directors		Effective member of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of office		Start of 1st Term	Elected by the controller?	Passport number
Brazilian	481.530.286-34		2 years (AGM 2028)		29/04/2026	Yes	N/A
Date of birth	Profession	Are you part of the Committee?	Committee Name	Committee Position	Committee Election Date	Date of Investiture in the Committee	Term of the Committee's Term of Office	Start Date 1st Term (Committee)

14/06/1963	Civil Engineer	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. Hélio Baptista Novaes is a candidate for effective member of the Board of Directors by nomination of the Shareholder Novonor S.A. – Em Recuperação Judicial.

Mr. Hélio Baptista Novaes is a Managing Partner, Chief Financial Officer and Chief Commercial Officer of IG4 Capital, where he has been working for five years. He has more than ten years of experience in the banking sector (in Brazil and abroad), eighteen years as a C-Level executive in large companies and five years as a Managing Director in the areas of Restructuring, Financial Advisory and Special Situations. Throughout his career, he has been responsible for numerous debt and equity transactions, fundraising, IPOs, mergers and acquisitions, project finance, trade finance, restructuring and renegotiations, in various sectors and businesses.

At IG4, Mr. Hélio Baptista Novaes leads the firm's financial functions and fundraising process, coordinating the interaction and relationship with investors, funds, family offices and banks. He is also a key figure in supporting the origination and structuring of operations (especially with banks), in the institutional representation of IG4 and in supporting the monitoring of investee companies.

Prior to joining IG4, Mr. Hélio Baptista Novaes was a partner in an international consulting firm, leading Restructuring, Financial Advisory and Special Situations initiatives. Previously, he served as Chief Financial Officer (CFO) of large companies, in sectors such as commodities, mining, pulp, sugar and ethanol, real estate, petrochemicals, cosmetics and media. He has led business strategies and initiatives, in Brazil and abroad, related to fundraising, capital structure, mergers and acquisitions, operations and processes, as well as negotiations with investors, banks, law firms, auditors and advisors.

Mr. Hélio Baptista Novaes played an important role in the business combination of the Brazilian petrochemical sector (through the merger of five different companies) and in the sugar-energy sector (combining the operations of two large companies). He also led growth and expansion strategies for two companies in the real estate sector. Additionally, he was responsible for the financial and administrative teams of a large cosmetics company, a metal processing company, a large pulp producer and a media conglomerate, coordinating debt and equity operations, renegotiations, acquisitions and performance improvement initiatives in these companies.

Mr. Hélio Baptista Novaes holds a degree in Civil Engineering from the Federal University of Minas Gerais (UFMG), a postgraduate degree in Finance from Fundação Dom Cabral, in Brazil, and in Advanced Management from INSEAD, in France. He is fluent in Portuguese, English, Spanish and French. Mr. Hélio Baptista Novaes is also a professor of Finance at Insper.

Mr. Hélio Baptista Novaes declares that he is not a politically exposed person, under the terms of CVM Resolution No. 50, of August 31, 2021, and that he does not hold a position in a third sector organization.

Convictions:

The candidate declares that he does not have: (a) any criminal conviction; (b) any conviction in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance; and (c) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him from practicing any professional or commercial activity.

Name			Corporate Body		Position		Election Date	Assumption of Office
André da Costa Santos			Board of Directors		Alternate member of the Board of Directors		29/04/2026	29/04/2026
Nationality	CPF		Term of Office		Start Date of First Term	Elected by Controlling Shareholder	Passaport
Brazilian	055.108.227-59		2 years (AGM 2028)		29/04/2026	Sim	N/A
Birth date	Profession	Member of a Committee?	Name of the Committee	Position in the Committee	Election date at the Committee	Assumption of Office	Term of Office	Start Date of First Committee Term
03/01/1982	Contador	No	N/A	N/A	N/A	N/A	N/A	N/A
Professional Experience:

Mr. André da Costa Santos is a candidate for alternate member of the Board of Directors, as nominated by the shareholder Petróleo Brasileiro S.A. – Petrobras.

Mr. André da Costa Santos currently serves as General Auditor (Global Chief Audit Executive) of Petrobras, a position he has held since July 2023. Previously, he served as General Manager of Internal Audit at Petrobras from November 2020 to June 2023.

He holds an MBA in Management 4.0, Leadership and Innovation from the Pontifical Catholic University of Rio Grande do Sul, a postgraduate degree in Risk, Control and Information Systems Audit from Coimbra Business School, and a Bachelor’s degree in Accounting Sciences from the Federal University of Rio de Janeiro (UFRJ).

He holds the following professional certifications: Certified Internal Auditor (CIA) issued by the Institute of Internal Auditors; Scrum Fundamentals Certified (SFC); Six Sigma Yellow Belt (SSYB); registration with the Regional Accounting Council of the State of Rio de Janeiro (CRC-RJ); and the Professional Certification in Anti-Corruption Compliance (CPC-A) issued by LEC – Legal, Ethics & Compliance.

Mr. André da Costa Santos declares that he is a Politically Exposed Person, pursuant to CVM Resolution No. 50, dated August 31, 2021, and that he does not hold any position in a third-sector organization.

Criminal and Administrative Records:
The candidate declares that he has no: (a) criminal convictions; (b) administrative sanctions imposed by the Brazilian Securities and Exchange Commission (CVM), the Central Bank of Brazil, or the Brazilian Superintendence of Private Insurance (SUSEP); and (c) final and unappealable judicial or administrative decisions that have suspended or disqualified him from engaging in any professional or commercial activity.

7.5 - Existence of Marital Relationship, Stable Union or Kinship up to the Second Degree involving the Issuer’s Officers, Controlled Companies and Controlling Shareholders

There are no family relationships to be disclosed.

7.6 - Information on subordination, service provision or control relationships maintained, during the last three fiscal years, between the issuer’s officers and: (a) a company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds an equity interest equal to or greater than 99% (ninety-nine percent) of the share capital; (b) the issuer’s direct or indirect controlling shareholder; and (c) when relevant, a supplier, customer, debtor or creditor of the issuer, its subsidiaries, controlling shareholders, or companies controlled by any of such persons.

2025:

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
Magda Maria de Regina Chambriard	Brazilian	673.612.937-00	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
CEO and Board Member	Subordination	Supplier

Name of the Administrator	Type of Person	Administrator’s CPF	Nationality	Passport No.
Héctor Núñez	Brazilian	249.498.638-94	Brazil	N/A

Position/Role in the Company
Vice-Chairman of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passport No.
Novonor S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position/Role at the Related Person	Type of Relationship with the Person	Type of Related Person
Chief Executive Officer and Member of the Board of Directors	Subordination	Controller

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
William França	Brazilian	801.487.787-04	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
Executive Officer for Industrial Processes and Products / Interim Executive Officer for Energy Transition and Sustainability	Subordination	Supplier

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
Fernando Sabbi Melgarejo	Brazilian	533.650.110-72	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
Executive Officer for Finance and Investor Relations	Subordination	Supplier

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
André da Costa Santos	Brazilian	055.108.227-59	Brazil	N/A

Position at the Company
Alternate Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
General Auditor (Global Chief Audit Executive)	Subordination	Supplier

2024:

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
Magda Maria de Regina Chambriard	Brazilian	673.612.937-00	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brasil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
CEO and Board Member	Subordination	Supplier

Name of the Administrator	Type of Person	Administrator’s CPF	Nationality	Passport No.
Héctor Núñez	Brazilian	249.498.638-94	Brazil	N/A

Position/Role in the Company
Vice-Chairman of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passport No.
Novonor S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position/Role at the Related Person	Type of Relationship with the Person	Type of Related Person
Chief Executive Officer and Member of the Board of Directors	Subordination	Indirect Controller

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
William França	Brazilian	801.487.787-04	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Jurídica	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
Executive Officer for Industrial Processes and Products	Subordination	Supplier

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
Fernando Sabbi Melgarejo	Brazilian	533.650.110-72	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport

Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brasil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
Executive Officer for Finance and Investor Relations	Subordination	Supplier

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
André da Costa Santos	Brazilian	055.108.227-59	Brazil	N/A

Position at the Company
Alternate Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Jurídica	33.000.167/0001-01	Brasil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person

General Auditor (Global Chief Audit Executive)	Subordination	Supplier

2023:

Name of the Administrator	Type of Person	Administrator’s CPF	Nationality	Passport No.
Héctor Núñez	Brazilian	249.498.638-94	Brazil	N/A

Position/Role in the Company
Vice-Chairman of the Board of Directors

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passport No.
Novonor S.A. - Em Recuperação Judicial	Legal Entity	05.144.757/0001-72	Brazil	N/A

Position/Role at the Related Person	Type of Relationship with the Person	Type of Related Person
Chairman and Member of the Board of Directors	Subordination	Controller

Name	Type of Person	Administrator’s CPF	Nationality	Passaport

William França	Brazilian	801.487.787-04	Brazil	N/A

Position at the Company
Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
Executive Officer for Refining and Natural Gas	Subordination	Supplier

Name	Type of Person	Administrator’s CPF	Nationality	Passaport
André da Costa Santos	Brazilian	055.108.227-59	Brazil	N/A

Position at the Company
Alternate Board Member

Related Person	Type of Person	CPF/CNPJ of the Related Person	Nationality	Passaport
Petróleo Brasileiro S.A. - Petrobras	Legal Entity	33.000.167/0001-01	Brazil	N/A

Position at the Related Person	Type of relation with the Person	Type of Related Person
General Auditor (Global Chief Audit Executive)	Subornation	Supplier

Free Translation

SELF-DECLARATION OF INDEPENDENCE OF A MEMBER OF THE BOARD OF DIRECTORS OF BRASKEM S.A.

Dear Sir or Madam,

For the purposes of the verification of Independence, pursuant to the provisions of CVM Resolution No. 80/22, please indicate the applicable answer for each item in the table below.

I.	Factors That Compromise Independence	ANSWER
a)	Is a controlling shareholder of the Company	No
b)	Has his or her voting rights in meetings of the Board of Directors bound by a shareholders’ agreement relating to matters involving the Company	No
c)	Is a spouse, partner or relative, up to the second degree, of the controlling shareholder, of an officer of the Company or of an officer of the controlling shareholder	No
d)	Is or has been, within the last three (3) years, an employee or officer of the Company or of its controlling shareholder	No
II.

Situations that may result in the loss of independence of an independent board member due to the nature, magnitude and extent of the relationship.

If the answer to any of the questions below is “Yes”, the candidate must provide a justification for such statement in the fields below.

ANSWER
a)	Has a relationship by affinity, up to the second degree, with the controlling shareholder, an officer of the Company, or an officer of the controlling shareholder	No
Justification in case of a “Yes” answer:
b)	Is or has been, within the last three (3) years, an employee or officer of companies affiliated with, controlled by, or under common control with the Company	No
Justification in case of a “Yes” answer:
c)	Has commercial relationships, including the provision of services or the supply of goods or inputs in general, with the Company, its controlling shareholder, or companies affiliated with, controlled by, or under common control with the Company	No
Justification in case of a “Yes” answer: -

Free Translation

d)	Holds a position with decision-making authority in the management or conduct of the activities of a company or entity that has commercial relationships with the Company or with its controlling shareholder	No
Justification in case of a “Yes” answer:
e)	Receives any other form of remuneration from the Company, its controlling shareholder, or companies affiliated with, controlled by, or under common control with the Company, other than remuneration related to his or her service as a member of the Board of Directors or committees of the Company, its controlling shareholder, or their affiliated, controlled or commonly controlled companies, except for cash proceeds derived from equity ownership in the Company and benefits arising from supplementary pension plans	No
Justification in case of a “Yes” answer:
f)	Founded the Company and has significant influence over it	No
Justification in case of a “Yes” answer:

São Paulo, April 17, 2026.

Paulo Roberto Britto Guimarães

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.